UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KALOBIOS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

48344T100

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48344T100	SCHEDULE 13G	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS Development Bank of Japan Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 491,530
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 491,530
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 491,530
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%*
12		TYPE OF REPORTING PERSON (See Instructions) FI

* The percentage is based on an aggregate of 32,921,962  shares of common stock of KaloBios Pharmaceuticals, Inc. (“KaloBios”)  outstanding as of November 1, 2013 as reported on KaloBios’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

CUSIP No. 48344T100	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).	Name of issuer:

KaloBios Pharmaceuticals, Inc.

Item 1(b).	Address of issuer’s principal executive offices:

260 East Grand Avenue, South San Francisco, CA, 94080

Item 2(a).	Name of person filing:

Development Bank of Japan Inc.

Item 2(b).	Address of principal business office or, if none, residence:

South Tower, Otemachi Financial City, 9-6 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8178, Japan

Item 2(c).	Citizenship:

Japan                          .

Item 2(d).	Title of class of securities:

Common Stock, $0.001 par value per share.

Item 2(e).	CUSIP Number:

48344T100

CUSIP No. 48344T100	SCHEDULE 13G	Page 4 of 5 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

  If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____

Item 4.	Ownership

(a)	Amount beneficially owned: 491,530
(b)	Percent of class: 1.5%*
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote	491,530
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct the disposition of	491,530
	(iv)	Shared power to dispose or to direct the disposition of	0

* The percentage is based on an aggregate of 32,921,962  shares of common stock of KaloBios  outstanding as of November 1, 2013 as reported on KaloBios’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

Item 5.	Ownership of five percent or less of a class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than five percent on behalf of another person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of KaloBios owned by the Development Bank of Japan Inc.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

CUSIP No. 48344T100	SCHEDULE 13G	Page 5 of 5 Pages

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of dissolution of group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 6, 2014

DEVELOPMENT BANK OF JAPAN INC.

By:	/s/ Satoshi Tomii
	Name:	Satoshi Tomii
	Title:	Head of Growth & Cross Border Investment Group